November 27, 2007

VIA FEDERAL EXPRESS & EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549
Attn: Michael Fay
      Sarah Risdal

      Re:   Six Flags, Inc.
            Form 10-K: for the fiscal year ended December 31, 2006 Form 10-Q: for the quarterly period ended June 30, 2007 Commission File No. 1-13703

Ladies and Gentlemen:

      I am in receipt of the comment letter dated November 8, 2007 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Form 10-K for the year ended December 31, 2006 of Six Flags, Inc. ("Six Flags" or the "Company"). Set forth below are our responses to your numbered comments. As indicated in the letter, expanded or revised disclosure outlined below will be contained in all applicable future filings with the Commission.

Form 10-K for the Year Ended December 31, 2006

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 40

      1. Please include the amount outstanding under your five-year revolving credit facility in your contractual obligations table.

            In all future filings, the Company will include the amount outstanding under its revolving credit facility in its contractual obligations table.

Item 8: Financial Statements and Supplementary Data, page 46

Consolidated Balance Sheets, page F-6

      2. Please explain to us how you generate accounts receivable and why you have approximately one month's sale outstanding in accounts receivable. It is not clear why you have a significant amount of accounts receivable when it appears that your business is primarily cash based.

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United States Securities and Exchange Commission
November 27, 2007
Page 2


            The Company has generated accounts receivable primarily from insurance, consignment sales of park tickets by third parties, special events at the parks for companies and groups, advances to the Company's hotel investment partnership and sponsorship sales. The balance of $40.8 million at December 31, 2006, consisted of: (i) $25.1 million receivable for insurance including $11.5 million receivable for the Company's claim for its park in New Orleans, (ii) $7.8 million for the consignment sales of tickets by third-parties and for park special events, (iii) $2.2 million for an advance to the Company's hotel investment partnership, (iv) $1.1 million for sponsorship and (v) $4.6 million in miscellaneous receivables primarily generated at the park level.

Note 1: Summary of Significant Accounting Policies, page F-11

Note (f): Advertising Costs, page F-12

      3. Please quantify for us the amount of advertising costs that were capitalized at year end and tell us the amount of these costs that were expensed in the subsequent quarterly period. Refer to paragraph 49(d) of SOP 93-7 for required disclosure.

            At December 31, 2006, the Company had $8.3 million in prepaid advertising, all of which was for the 2007 season, consisting of $2.9 million in prepaid advertising spots for Mexico, $2.7 million in prepaid agency fees, $1.5 million in photo shoots, $0.6 million in costs associated with the Company's Read to Succeed program, which encourages children to read in return for Six Flags tickets, and $0.6 million in miscellaneous costs.

            Of the $8.3 million in prepaid advertising at December 31, 2007, approximately $2.6 million was expensed in the quarter ended March 31, 2007.

            In all future filings, the Company will disclose the amount of advertising reported as assets in its balance sheet, as required by paragraph 49(d) of SOP 93-7.

Note (i): Intangible Assets, page F-13

      4. Please provide us the 2006 fair value analysis of your sole reporting unit and the analysis that was used to allocate goodwill to the Sale Parks disposition. In addition, explain to us the basis for your fair value analysis if you did not assign the long-term debt and mandatorily redeemable preferred stock to your sole reporting unit and additionally reduce the fair value of the reporting unit by the minority interest distributions. Refer to paragraphs 23-25, 32, and 39 of SFAS 142 for guidance.

            The fair value analysis of the Company's sole reporting unit as of December 31, 2006 is set forth on Exhibit A attached to this letter. The analysis that was used to allocate goodwill to the Sale Parks disposition is set forth on Exhibit B attached to this letter. The fair value analysis in Exhibit A appropriately considers the impact of long-term debt, mandatorily redeemable preferred stock and minority interest.

            Exhibit A shows two tests to evaluate whether an impairment was indicated at December 31, 2006 under SFAS 142. The first test looks at the market value of the Company's common stock, and estimates the fair value of the sole reporting unit based on the market value of the stock plus a control premium and compares that value to the carrying amount of the Company's stockholders' equity. The Company estimated the control premium based on its research of valuation methods; however, the control premium was not necessary to avoid the indication of an

United States Securities and Exchange Commission
November 27, 2007
Page 3


            impairment. According to paragraph 23 of SFAS 142, the test based on the market value of the stock provides the best evidence of fair value. The second test compares the value of the reporting unit based on a multiple of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") with the carrying amount of the reporting unit's equity. Applying a multiple to the adjusted EBITDA is a widely used means to value theme parks and was based on market research of comparable theme park sales. Under both tests, an impairment was not indicated at December 31, 2006.

            Exhibit B shows the calculation of the amount of goodwill allocated to the Sale Parks. The methodology that was applied at the time the parks were declared held for sale was to multiply the ratio of the Sale Parks' average adjusted EBITDA for 2004 through 2006 over the Company's average adjusted EBITDA for the same period multiplied by the Company's total goodwill balance. Paragraph 39 of SFAS 142 requires the Company to allocate goodwill to the businesses being sold based on the relative fair values of the business to be sold and the portion to be retained. As applying a multiple to adjusted EBITDA is a widely used means to value theme parks, the Company used adjusted EBITDA to determine the relative fair value of the Sale Parks and the associated allocable goodwill.

      5. Please provide the disclosure required by paragraph 45(c) of SFAS 142 with regard to the changes in the carrying amount of goodwill during the period.

            In all future filings, the Company will disclose the changes in the carrying amount of goodwill required by paragraph 45(c) of SFAS 142. For the year ended December 31, 2006, the Company began the year with $1,191,576,000 in goodwill. During the year, the Company allocated $146,407,000 to the Sale Parks and $6,294,000 for the sale of the Columbus, Ohio and Sacramento, California water parks and other adjustments, leaving $1,038,875,000 at December 31, 2006 for goodwill associated with continuing operations.

Note 3: Property and Equipment, page F-23

      6. Please reconcile for us the 2005 net property and equipment amount of $1,927,591,000 from the prior year Form 10-K with the 2005 net property and equipment amount of $1,703,347,000 from the current year Form 10-K. We note that $274,002,000 of property and equipment has been reclassified as held for sale, however, the difference between the reported amounts is only $224,244,000.

            The difference between the $274,002,000 of property and equipment that was disclosed as having been reclassified as held for sale at December 31, 2005 on the balance sheet in the Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K") and the $224,244,000
            difference between property and equipment at December 31, 2005 as reported on the balance sheets of the Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K")and the 2006 Form 10-K is $49,758,000. This difference was the amount of the property and equipment associated with the Houston theme park that was classified as held for sale at December 31, 2005 in both the 2005 Form 10-K and the 2006 Form 10-K. The Houston theme park was sold in 2006.

Note 12: Commitments and Contingencies, page F-36

      7. (verbal comment provided by the Staff) - Please explain why the maximum partnership unit purchase obligation of $276,800,000 is not recorded as a liability in the balance sheet

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United States Securities and Exchange Commission
November 27, 2007
Page 4


            pursuant to EITF Topic No. D-98 "Classification and Measurement of Redeemable Securities."

            The Company does not record a liability for the potential put of partnership units by their holders pursuant to the guidance of EITF Topic No. D-98 because the partnership units are minority interests and are not part of the stockholders' equity or preferred equity of the consolidated entity. EITF Topic No. D-98 addresses the treatment of equity instruments under Regulation S-X and those that would be treated like equity under EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." EITF 00-19 specifically excludes subsidiary ownership instruments from its scope. SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which affected EITF Topic No. D-98, does not apply to the partnership units as their redemption is not certain to occur.

            The Company accounts for the third-party partnership units as minority interests under traditional consolidation accounting. The acquisitions of those units are treated as partial purchases under the guidance of paragraph 14 of SFAS No. 141 "Business Combinations."

As requested in the Staff's letter, the Company hereby confirms to the Staff as follows:

      o The Company is responsible for the adequacy and accuracy of the disclosures in its Commission filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or otherwise, please call me at 212-652-9384.

                                   Sincerely,

                                   Six Flags, Inc.

                                   By: /s/ Jeffrey R. Speed
                                       -----------------------------------------
                                       Name: Jeffrey R. Speed
                                       Title: Executive Vice President and Chief
                                              Financial Officer

                                                                       EXHIBIT A
                                                                     Page 1 of 2

                                 Six Flags, Inc.
                 Test for Goodwill Impairment - Step 1 SFAS 142
                   Stock Valuation Procedure ($ in thousands)

                                                                    12/31/2006     1/12/2007 *
                                                                  -------------   -------------
Estimated number of shares outstanding (000's)                           94,385          94,385

Stock price                                                     * $        5.30            6.21
                                                                  -------------   -------------

Calculated value - before control premium                       = $     500,241       $ 586,131

Control premium - 25%                                           +       125,060         146,533
                                                                  -------------   -------------

Total fair value of shareholders' equity - December 31, 2006    =       625,301         732,664

Book value of shareholders' equity - December 31, 2006          -       367,280         367,280
                                                                  -------------   -------------

Excess of fair value over book value                            =       258,021         365,384
                                                                  =============   =============

NO IMPAIRMENT INDICATED

* Ending stock value after announcement of sale of 7 parks. As of 2/21/07, stock is trading at the same value.

                                                                       EXHIBIT A
                                                                     Page 2 of 2

                                 Six Flags, Inc.
                 Test for Goodwill Impairment - Step 1 SFAS 142
                   EBITDA Multiple Procedure ($ in thousands)


EBITDA (excluding Minority Interest and Management Change Costs)
2006                                                                $ 194,679
2005                                                                  260,651
                                                                -------------
Average                                                                          $      227,665

Times Valuation Multiple                                                        *          11.6
                                                                                  -------------

Implied Enterprise Value                                                        =     2,640,914

Book value of debt - 12/31/06                                       2,525,444
Less:  MI share of debt (a)                                          (163,404)
Less:  Cash on hand                                                   (24,295)
Less:  Estimated cash proceeds from sale of 7 parks                  (264,394)
                                                                -------------
Net book value of debt                                                          -     2,073,351
                                                                                  -------------

Implied fair value of equity                                                    =       567,563

Book value of equity - 12/31/06                                                 -       376,140
                                                                                  -------------

Excess of fair value over book value                                            =     $ 191,423
                                                                                  =============

NO IMPAIRMENT INDICATED

(a) MI share of debt equal to the amount of intercompany and third-party debt owed by the partnerships, multiplied by the relative percentage of outside ownership. Had net debt been allocated based on EBITDA, MI share would have been $368,894, which would have made the excess of fair value over book value equal to $392,551.

                                                                       EXHIBIT B
                                                                     Page 1 of 3

Goodwill Allocation Analysis

--------------------------------------------------------------------------------
SFDL Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    SFDL Allocation %                                                       5.0%
SFDL Net Goodwill                                                    59,200,631

                                  ADJ EBITDA (000's)
                                ----------------------
                                  SFDL       NA BU
                                ----------------------
              2006 **  Fcst        11,209     234,324     4.8%  8&4 Fcst
              2005 **  Act         15,168     294,874     5.1%
              2004     Act         12,948     250,420     5.2%
                                ----------------------
              2004 - 2006 Avg      13,109     259,873     5.0%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SFEG Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    SFEG Allocation %                                                       4.0%
SFEG Net Goodwill                                                    46,370,149

                                  ADJ EBITDA (000's)
                                ----------------------
                                  SFEG       NA BU
                                ----------------------
              2006 **  Fcst        10,452     234,324     4.5%  8&4 Fcst
              2005 **  Act         11,161     294,874     3.8%
              2004     Act          9,190     250,420     3.7%
                                ----------------------
              2004 - 2006 Avg      10,268     259,873     4.0%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Enchanted Village Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    Ench Village Allocation %                                               1.3%
Ench Village Net Goodwill                                            15,228,500

                                  ADJ EBITDA (000's)
                                ----------------------
                                 SEAWP       NA BU
                                ----------------------
              2006 **  Fcst         4,000     234,324     1.7%  8&4 Fcst
              2005 **  Act          3,885     294,874     1.3%
              2004     Act          2,232     250,420     0.9%
                                ----------------------
              2004 - 2006 Avg       3,372     259,873     1.3%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively

--------------------------------------------------------------------------------

                                                                       EXHIBIT B
                                                                     Page 2 of 3

Goodwill Allocation Analysis

--------------------------------------------------------------------------------
WW Concord Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    WW Concord Allocation %                                                 0.7%
WW Concord Net Goodwill                                               7,777,668

                                  ADJ EBITDA (000's)
                                ----------------------
                                 WW Con      NA BU
                                ----------------------
              2006 **  Fcst         2,105     234,324     0.9%  8&4 Fcst
              2005 **  Act          1,761     294,874     0.6%
              2004     Act          1,301     250,420     0.5%
                                ----------------------
              2004 - 2006 Avg       1,722     259,873     0.7%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Splashtown Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    Splashtown Allocation %                                                 0.6%
Splashtown Net Goodwill                                               6,698,979

                                  ADJ EBITDA (000's)
                                ----------------------
                                 Splash      NA BU
                                ----------------------
              2006 **  Fcst           994     234,324     0.4%  8&4 Fcst
              2005 **  Act          2,241     294,874     0.8%
              2004     Act          1,216     250,420     0.5%
                                ----------------------
              2004 - 2006 Avg       1,483     259,873     0.6%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Frontier City and WW Bay (OKC parks)

Net Goodwill @ 12/31/05                                           1,207,429,000
Identifible Intangibles @ 12/31/05                                  (12,486,200)
Accum Pension Ben Oblig @ 12/31/05                                   (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) (@12/31/05)  1,191,575,700
    OKC Allocation %                                                        0.9%
OKC Net Goodwill                                                     11,130,771

                                  ADJ EBITDA (000's)
                                ----------------------
                                  OKC        NA BU
                                ----------------------
              2005     Act          3,647     299,445     1.2%
              2004     Act          2,565     253,554     1.0%
              2003     Act          1,613     284,686     0.6%
                                ----------------------
              2003 - 2005 Avg       2,608     279,228     0.9%
--------------------------------------------------------------------------------

                                                                       EXHIBIT B
                                                                     Page 3 of 3

Goodwill Allocation Analysis

--------------------------------------------------------------------------------
Total Carve-Out Goodwill Allocation

Net Intangibles @ 6/30/06                                         1,189,037,000
Identifible Intangibles @ 6/30/06                                   (12,046,100)
Accum Pension Ben Oblig @ 6/30/06                                    (3,367,100)
                                                                  -------------
North America GW (excluding Identifable Intangibles) @ 6/30/06    1,173,623,800
    Total Allocation %                                                     11.5%
Total Net Goodwill Allocation (7 Parks)                             135,275,927
Frontier City and WW Bay (OKC parks) Goodwill
    (Q1 Disco Ops Allocation)                                        11,130,771
Total Goodwill Carve-Out Financials                                 146,406,698

                                  ADJ EBITDA (000's)
                                ----------------------
                                 Total       NA BU
                                ----------------------
              2006 **  Fcst        28,759     234,324    12.3%  8&4 Fcst
              2005 **  Act         34,215     294,874    11.6%
              2004     Act         26,887     250,420    10.7%
                                ----------------------
              2004 - 2006 Avg      29,954     259,873    11.5%

** - Proforma Adj EBITDA adds back approximately $14.2MM & $12.6MM of Management Restructure costs in 2006 and 2005 respectively
--------------------------------------------------------------------------------